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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998





                             CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2
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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998
                                     April 1998                       May 1998                      June 1998
                             Tons      Fee        Amount    Tons       Fee      Amount    Tons        Fee        Amount
                                    (per ton)     (000)             (per ton)   (000)              (per ton)     (000)
SERVICE TO AFFILIATES

  Indiana-Kentucky Electric
  Corp:
    Clifty Creek . . . . .      61,699  $1.46     $   90    108,099   $1.46    $  158       41,678     $1.46     $   61

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .     762,236  $1.46      1,113    790,724   $1.46     1,154      857,916     $1.46      1,253

SERVICE TO NON-AFFILIATES      446,728  $1.39        621    302,538   $1.09       331      369,550     $1.33        492

    TOTAL. . . . . . . . .   1,270,663            $1,824  1,201,361            $1,643    1,269,144               $1,806
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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998
                                                                    Three
                                                                    Months
                                  April       May        June       Ended
                                  1998       1998        1998      6/30/98
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  588     $  589      $  589     $1,766
Labor-UMW* . . . . . . . . . . .    191        199         196        586
Benefits-UMW*. . . . . . . . . .    142        156         219        517
Salaries and Benefits-Nonunion .     46         42          47        135
Material & Supplies. . . . . . .    137         84         191        412
Billed Services. . . . . . . . .     67         59         103        229
Taxes**. . . . . . . . . . . . .     53         51          51        155
Administrative and General . . .    217        259         172        648
Inventory Adjustments*** . . . .    (14)      -             27         13
Electricity. . . . . . . . . . .     82         65          65        212
Cost-of-Capital. . . . . . . . .     56         49          37        142

          Total. . . . . . . . . $1,565     $1,553      $1,697     $4,815


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.
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